May 23, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Blair Petrillo, Mail Stop 3561

Re:	Exelon Corporation

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 7, 2008

Definitive Proxy Statement on Schedule 14A

Filed March 20, 2008

Filed No. 001-16169

Ladies and Gentlemen:

We are writing in response to the comments contained in the Staff’s comment letter dated May 12, 2008 (the “Comment Letter”) with respect to Exelon Corporation’s (“Exelon”) Form 10-K, as filed with the Securities and Exchange Commission on February 7, 2008, and its Definitive Proxy Statement on Schedule 14A, as filed with the Commission on March 20, 2008 (the “proxy statement”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with Exelon’s responses. All responses to this letter are provided on a supplemental basis.

*    *    *    *

Form 10K for Fiscal Year Ended December 31, 2007

Item 1A. Risk Factors, page 41

1.	We note in the introductory paragraph to your risk factors section you state that there may be additional risks in addition to the ones disclosed. You must disclose all risks that you believe are material at this time. Please delete this language from your introductory paragraph.

Response:

The risk factor disclosures included in the 10-K include all risks that we believed material at the time the 10-K was filed. Accordingly, we will modify the disclosure in the introductory section to read as follows in future filings:

Each of the Registrants has disclosed the material risks known to it to affect its business at this time. However, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be material that may in the future adversely affect the Registrants’ performance or financial condition.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 71

Outlook for 2008 and beyond, page 75

2.	In the second bullet point on page 77, please disclose why Zion Stations is being decommissioned 10 years ahead of schedule.

Response:

The agreements with EnergySolutions to accelerate the decommissioning of Zion Station continue to be contingent upon the receipt of approval from the Nuclear Regulatory Commission as well as a favorable ruling from the Internal Revenue Service regarding the transfer of the tax-qualified nuclear decommissioning trust funds to Energy Solutions. Until these contingencies are resolved, we do not consider the ultimate consummation of the transactions contemplated by these agreements to be probable of occurrence.

EnergySolutions is able to complete decommissioning cost effectively for the amount currently in the Zion decommissioning trust funds. We believe this accelerated decommissioning is possible because EnergySolutions has the unique capability to plan and manage the decommissioning and dispose of all material at a lower cost, in part due to their ownership and operation of a low-level waste disposal facility in Clive, Utah.

To the extent that the contingencies are not resolved prior to December 31, 2008, we will enhance the disclosures in future filings for the Outlook for 2009 and beyond as follows:

Generation is seeking to accelerate the decommissioning of its Zion Station in Illinois more than a decade earlier than originally planned. Generation has contracted with EnergySolutions, Inc. to dismantle the nuclear plant, which closed in 1998. Completion of the arrangement is subject to the satisfaction of a number of closing conditions, including the receipt of a private letter ruling from the Internal Revenue Service. Additionally, the NRC must approve the arrangement, and this decision is not expected before the second half of 2008. Upon approval, the Zion Station’s licenses and decommissioning funds would be transferred to EnergySolutions, Inc. Generation believes that accelerated decommissioning will make the land available for other uses earlier than originally thought possible, and can be completed cost effectively for the amounts that were collected from ratepayers and deposited into the nuclear decommissioning trust funds for Zion Station.

Item 8. Financial Statements and Supplementary Data, page 172

Combined Notes to Consolidated Financial Statements, page 204

Note 4. Regulatory Issues (Exelon, Generation, ComEd and PECO), page 224

3.	You disclose on page 225 that ComEd and Generation made commitments to make contributions pursuant to the Illinois Settlement Agreement and that neither the settlement or the enactment of the settlement legislation constituted an obligating event that would require immediate recognition in your financial statements of the entire amount of contributions to be made to rate relief programs and the IPA. As such the contributions are recognized as rate relief credits are applied to customer bills by ComEd and other Illinois utilities or funding is paid to the IPA. Similarly, on page 231 you disclose that all payments pursuant to the settlement agreement with the City of Chicago will be included as a reduction of other revenue in ComEd’s statement of operations in the period in which the cash payments are made to the City. Please tell us why these settlements should be accounted for as commitments and recognized as paid as opposed to liabilities and reductions of revenue or as expenses. In your response, please address why the settlements do not meet the criteria in paragraph 8 of SFAS 5 and the terms of the settlement agreements or rate actions that support your accounting treatment. Refer to paragraph 11 of SFAS 71 and paragraphs 35 through 43 of CON 6.

Response:

Background regarding Events in Illinois

The legislatively mandated transition and rate freeze period in Illinois ended in January 2007. Upon expiration of the rate freeze the average residential customer of ComEd experienced an annual increase of approximately 24% in its electric bills. The majority of the increase in ComEd’s 2007 rates following the expiration of the rate freeze reflected the pass-through of ComEd’s costs of procuring electricity for customers.

After the end of the rate freeze period, electricity was procured through an auction process. Generation was a successful bidder for many of ComEd’s electricity requirements in these auctions.

In view of the rate increases following the expiration of the rate freeze, various Illinois legislative attempts were made to roll back and freeze ComEd’s rates for an additional period or to control the rate at which the rate increases are phased in. Several efforts were directed at funding the rate relief through the incremental profits that generators in Illinois had made since the end of the transition period. Several pieces of legislation were discussed. Some legislative proposals passed in the Illinois House and Senate and their respective committees during 2007 that would, in effect, have rolled back rates, canceled the successful bids from the auction process in which Generation was a successful bidder, frozen rates or imposed a generation tax.

We believed that if the proposed rate freeze were enacted into law it would have had a serious detrimental effect on Illinois, the Registrants, other utilities and generators of electricity, and consumers of electricity and would have ultimately negatively impacted the reliability of electric supply and service in Illinois.

Generation, ComEd and other utilities and generators in Illinois were engaged in a series of discussions with members of the Illinois General Assembly and others throughout the first half of 2007 in an effort to address their concerns about higher electric bills through measures other than legislation that would be harmful to consumers, electric utilities and generators in Illinois. On July 24, 2007, representatives of Generation, ComEd, Ameren Corporation, Midwest Generation, LLC, MidAmerican Energy Company and Dynegy Holdings reached a settlement with the Illinois Attorney General and the leaders of the Illinois House and Senate.

A full description of the settlement was filed by Exelon, ComEd and Generation with the SEC via Form 8-K on July 24, 2007. The settlement was approved by the Illinois Governor, without modification, and became effective on August 29, 2007. The key provisions of the settlement agreement are summarized in the following two paragraphs:

The Illinois Legislature agreed to the following:

•	No legislation will be proposed regarding a tax on generating facilities or effecting a rate freeze in the State of Illinois through August 1, 2011

•	All litigation related to the current energy procurement auction in Illinois by the Illinois Attorney General will be dismissed

•	The energy markets in Illinois above 400KW will be declared competitive

•	A horizontal energy market will be established to continue a competitive market-based procurement process in Illinois, replacing the current auction (vertical model)

•	Section 16-111(g) of the Illinois Public Utilities Act will be extended, eliminating most ICC restrictions otherwise required for future mergers and acquisitions

•	For at least 15 years, ComEd will be able to continue as a member of PJM or another RTO

Subject to continued performance of the first two bulleted agreements in the preceding paragraph, ComEd and Generation agreed to refund $796 million to customers over time, of which ComEd and Ameren customers are to receive $488 million and $308 million, respectively. In addition, $4 million is to be paid by Exelon to fund the Illinois Power Agency. Generation and ComEd are required to fund $747 million and $53 million, respectively, as part of the settlement agreement. ComEd’s contribution of $53 million is in addition to the $11 million of rate relief credits provided by ComEd from January 1, 2007 through June 14, 2007 under rate relief programs previously announced. The $800 million funding commitment became effective upon enactment of the settlement legislation in August 2007, but terminates if the Illinois General Assembly enacts legislation prior to August 1, 2011 that freezes or reduces electric rates or imposes a generation tax on any party to the settlement agreement. Also, the payments were contingent on the Attorney General dismissing the litigation noted above.

The terms of the settlement provide substantial benefits to all parties involved. For ComEd, the settlement provides, amongst other things, a path to financial health by having a level of certainty of its rate structure, and reduces the likelihood of rate freeze legislation and the associated cost of a potential bankruptcy. For Generation the settlement, amongst other things, mitigates the risk of a tax on generating facilities in the State of Illinois through 2011 and retains market-based rate authority with continued ComEd RTO participation.

For the State of Illinois the settlement provides substantial rate relief for constituents.

Accounting for the Illinois Settlement Agreement

The settlement agreement was accounted for as an executory contract due to the express condition stating that ComEd and Generation are only required to make payments if, among other conditions, the Illinois Legislature does not pass a law that would require a generation tax or rate freeze legislation through August 1, 2011. If the Illinois Legislature does not meet this continuing condition, no further payments will be due by the Illinois electric utilities, their affiliates or generators in Illinois. Therefore, this settlement agreement provides a benefit to Exelon, which will be received over time (no generating tax or rate freeze through August 1, 2011, continued development of competitive electricity markets in Illinois, etc.).

In addition, by requiring the Illinois Attorney General to dismiss all associated challenges, the settlement agreement affirmed the power purchase agreements awarded to Generation in the auction process that took place after the rate freeze period. The intent of the settlement agreement was that Generation would fund its payments out of future profits arising out of these power purchase agreements.

FASB Concepts Statement No. 6, Elements of Financial Statements, paragraph 36, specifies that a characteristic of a liability is that “the transaction or other event obligating the entity has already happened.” The signing of the settlement agreement represents a commitment to fund rate relief programs over a period in time in exchange for several items to be provided by or on behalf of the Illinois legislature.

Further, Concepts Statement 6, paragraph 35 states that “liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.” The benefits to be received in return by Exelon are significant in nature and will be received over a future period of time. As a result, Exelon’s obligating event will occur only if the counterparty continues to perform. Paragraph 210 of Appendix B of Concept Statement 6 below provides further discussion around exchange transactions and the timing of the obligating event occurring, and draws analogies between exchange transactions and obligations imposed by a law or governmental unit. For exchange transactions, this guidance confirms that there is no liability until the occurrence of an event or circumstance that obligates an entity to pay cash to other entities in the future.

210. Transactions or events that result in liabilities imposed by law or governmental units also are often specified or inherent in the nature of the statute or regulation involved. For example, taxes are commonly assessed for calendar or fiscal years, fines and penalties stem from infractions of the law or failure to comply with provisions of laws or regulations, damages result from selling defective products, and restoring the land after strip-mining the mineral deposit is a consequence of removing the ground cover or overburden and ore. For those imposed obligations, as for obligations resulting from exchange transactions, no liability is incurred until the occurrence of an event or circumstance that obligates an entity to pay cash, transfer other assets, or provide services to other entities in the future.

As indicated above, accounting for executory contracts or exchange transactions requires that the consideration given ($800 million in the aggregate) be recognized in the financial statements as the benefits are received in return. In this case, Generation and ComEd have the ability to withhold future committed contributions if conditions of the settlement are not met (e.g., generating tax or rate freeze legislation is enacted).

In the event that either rate freeze legislation is enacted or a generation tax is passed, Generation and ComEd will not be required to make incremental contributions pursuant to the settlement agreement (nor will they elect to make voluntary payments). As a result, there are significant conditions that must be met by the legislature in order for Generation and ComEd to make these contributions to the funds and for ComEd to give credits to its customers. Because of these continuing conditions, the cash consideration to fund the rate relief expected to be given by Generation and ComEd would not be appropriately recognized up-front at the approval of the settlement agreement by the Governor. Instead, before making each additional payment in the future, management will confirm that rate freeze legislation or a generation tax has not been enacted. Exelon’s ability to withhold future contributions under the terms of the settlement agreement in order to protect its business interests and future profits provides evidence that an obligating event has not occurred, as ComEd and Generation can continue to confirm that no generation tax or rate freeze legislation has been enacted by the Illinois Legislature before funding credits to customer bills.

We considered whether the contractual obligation in the settlement agreement meets the criteria of paragraph 8 of SFAS 5. Paragraph 8.a. of SFAS 5 requires, “…that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements.” Consistent with our Concepts Statement No. 6 explanation, we do not believe an obligation was incurred at the date of the financial statements. We believe that our obligation to make payments will be incurred over time as the signatories to the settlement continue to perform. Moreover, the consummation of the settlement did not require any upfront funding. The determination of whether an obligating event has occurred is a point in time assessment rather than an attribution of benefits received over time; and until credits are issued, ComEd has the right and ability to withhold future credits for non-performance of the Illinois Legislature, and until payments are made, ComEd and Generation have the right and ability to withhold future payments for non-performance of the Illinois Legislature.

We also considered Paragraph 11 of SFAS 71. Paragraph 11.a. of SFAS 71 states, “Refunds that meet the criteria of paragraph 8 of FASB Statement No. 5, Accounting for Contingencies, shall be recorded as liabilities and as reductions of revenue or as expenses of the regulated enterprise.” As mentioned above we do not believe the conditions of SFAS 5 paragraph 8. are met. Further, Paragraph 11.b. of SFAS 71 is not met, as the rate relief package is not intended to be a cost recovery mechanism for incurred or future costs. Lastly, Paragraph 11.c. of SFAS 71, which addressed refunds of gains to customers, is not applicable to this situation.

Accounting for the City of Chicago Settlement Agreement

The City of Chicago settlement disclosed on page 225 of our 2007 Form 10-K is similar, and in many ways is tied to the Illinois Legislative settlement agreement, in which the payment obligations of ComEd would be terminated if the City takes certain positions while intervening in ComEd rate proceedings. The settlement’s payment provisions will be suspended in the event that, “any law or statute is enacted that limits or reduces the rates that ComEd may charge to its residential customers, including any law or statute that prohibits or restricts ComEd’s ability to charge or pass through to residential customers all costs incurred by ComEd to procure or deliver electricity for such customers (Rate Freeze Law)” (provision 2f (i) of the City of Chicago settlement). ComEd and Exelon concluded that an obligating event did not occur at the time the settlement agreement was signed as the settlement is an executory arrangement for which counterparty performance has not yet been received. In this context, the City is required to continue to support ComEd’s ability to recover its power procurement costs (whether within Docket No. 05-0159, the energy procurement filing, or another future filing) and not to oppose actively ComEd’s current or future distribution and transmission proposed rate increases that are within certain parameters as established in the settlement agreement (as incorporated by reference in ComEd’s 2007 Form 10-K as Exhibit 56). The term of the settlement is through February 15, 2012. The accounting support for this settlement agreement is the same as the accounting support detailed above with respect to the Illinois settlement agreement.

Note 12, Income Taxes, page 258

Accounting for Uncertainty in Income Taxes (Exelon, Generation, ComEd and PECO), page 261

4.	Please tell us why the adoption of FIN 48 had an affect on other accounts receivable and other deferred debits and other assets. It may be useful to describe the items and their amounts included in these adjustments.

Response:

In connection with the adoption of FIN 48, Exelon recorded both current and long-term receivables related to certain tax refund claims, which met the recognition criteria of the interpretation. Prior to the adoption of FIN 48 these tax claims were evaluated as gain contingencies under FAS 5 and were therefore not recognizable under previously existing GAAP.

Other Tax Matters, page 263

1999 Sales of Fossil Generating assets (Exelon and ComEd, page 263

5.	Please tell us why you believe your tax position meets the minimum statutory threshold to avoid penalties based on your assessment of the more-than-likely criterion of FIN 48. We are particularly interested in the technical merits of your tax position given the IRS disallowance. Also, from your disclosure it is unclear whether or not you have recognized interest expense. Please advise.

Response:

In connection with the position Exelon has taken related to ComEd’s 1999 sale of fossil generating assets, the Internal Revenue Service (IRS) has argued that Exelon is liable for the accuracy-related penalty based on its position that there is a substantial understatement of tax. Exelon, however, believes that its tax positions are correct and will ultimately be sustained in whole or in substantial part either by IRS Appeals or, if necessary, an appropriate court. Because the penalties are based on an alleged understatement of tax, to the extent Exelon’s tax positions are sustained on their merits, the penalties will be avoided as a matter of law.

Even in the unlikely event that Exelon’s tax positions are not sustained on their merits, under the Internal Revenue Code, the satisfaction of any one of three available defenses will generally nullify the imposition of an accuracy-related penalty. Under the first defense, the understatement does not result in a penalty if the taxpayer has “substantial authority” for the tax position shown on its return. In the second, the penalty is not applicable if the taxpayer has i) adequately disclosed the position in its return, and ii) there is a “reasonable basis” for the tax position. Finally, an understatement does not result in a penalty if the taxpayer shows that there was “reasonable cause” for the tax position and that the taxpayer acted in good faith. In the case of a transaction that is determined to be a tax shelter, the reasonable cause and good faith exception is the only available defense to the imposition of the accuracy-related penalty. Exelon believes that it meets the necessary criteria available to avoid paying penalties asserted by the IRS, as described further below. We believe that Exelon qualifies under all three of these defenses.

The substantial authority defense is satisfied where the weight of the authorities supporting the taxpayer’s treatment is substantial in relation to the authorities supporting contrary treatment. The applicable “authorities” include the Internal Revenue Code, the Treasury Regulations, revenue rulings, revenue procedures, private letter rulings and technical advice memoranda issued by the IRS, and court cases. It is important to note that the substantial authority standard is more stringent than the “reasonable basis” standard discussed below. In evaluating its tax position, Exelon concluded that its tax position exceeds the substantial authority threshold.

The second defense requires adequate disclosure of the position as well as a reasonable basis for the tax position. The adequate disclosure requirement is satisfied if the taxpayer has disclosed its tax position on its consolidated returns. Exelon believes the adequate disclosure requirement has been satisfied by the disclosure of the tax position to the IRS on filed consolidated returns for the years in question. As it relates to reasonable basis, this is a lower standard than substantial authority and any return position that is supported by substantial authority will also satisfy the reasonable basis standard. As noted above, Exelon has determined that its tax position is supported by substantial authority. Thus, the less stringent reasonable basis standard is also satisfied.

For the years in question, the reasonable cause exception to the accuracy-related penalty is applicable if the taxpayer has (a) substantial authority for the tax position and (b) the corporation either (i) analyzed the facts and authorities, and concluded that there was a greater than 50 percent chance that the tax treatment would be upheld if challenged (the “more likely than not” standard), or (ii) reasonably relied in good faith on the opinion of a tax advisor. Under applicable case law, the most critical element a court will ultimately look to in evaluating the availability of this defense is the question of whether the taxpayer took reasonable steps to determine its correct tax liabilities. Exelon fully meets this standard. Exelon acted in good faith and took all steps reasonably required to ensure that it reported its correct tax liabilities when all relevant provisions are considered.

With respect to the only portion of Exelon’s position that can reasonably be construed to be a tax shelter as defined by these penalties rules, the purchase and lease back (the like-kind exchange transaction), Exelon has also satisfied the reasonable cause defense against the imposition of the accuracy-related penalty. Coupled with the disclosure of the transactions on its consolidated tax returns, Exelon can utilize the reasonable cause defense to avoid the accuracy-related penalty.

Based on the foregoing, Exelon believes that the underlying uncertain tax positions meet the minimum statutory threshold to avoid penalties.

Exelon has accrued interest on these tax positions, which are included in the amounts disclosed under the caption “Total amounts of interest and penalties recognized” in the Form 10-K on page 262. In addition, Exelon will add the following disclosure to the description of the 1999 Sale of Fossil Generating Assets in future filings:

Exelon has accrued interest on these tax positions consistent with the requirements of FIN 48.

Note 19, Commitments and Contingencies, page 296

Fund Transfer Restrictions, page 315

6.

Regarding your disclosure of the Federal Power Act, please tell us and cite any legal precedents that define whether a dividend is “excessive”. Based on our limited review of several final orders issued by the FERC with respect to petitions for dividend declarations, it appears that dividends are generally not considered “excessive” as long as they are payable out of, and do not exceed retained earnings. Please address whether it is reasonable to assume that dividends in excess of retained earnings could be considered “excessive”. If so, it would appear that the net assets of your regulated subsidiaries in excess of retained earnings would be restricted assets as defined in Rule 4-08(e)(3) of Regulation S-X and that you should disclose the information required by Rule 4-08(e)(3) of Regulation S-X and provide Schedule I of Rule 5-04 of Regulation S-X. Please note that the requirement to provide Schedule I is premised on the fact that holding companies of subsidiaries subject to some degree of regulation may not exercise the level of control which consolidated financial statements lead users to presume. The cited industries in ASR 302 are banking and insurance but such guidance applies to any holding company in which the ability to transfer net assets to the parent is limited. Thus please ensure your response comprehends the spirit upon which the Rule is based.

Response:

We are not aware of any case law or regulation under the Federal Power Act that specifically has defined whether a dividend is excessive. Furthermore, the case law and the regulations under the Federal Power Act clearly state that dividends in excess of retained earnings are not considered “excessive” per se.

The Federal Power Act declares it to be unlawful for any officer or director of any public utility “to participate in the making or paying of any dividends of such public utility from any funds properly included in capital account.” Federal Power Act, Section 305(a). What constitutes “funds properly included in capital account” is undefined in the Federal Power Act or the related regulations; however, the FERC has consistently interpreted the provision to allow dividends to be paid as long as (i) the source of the dividends is clearly disclosed, (ii) the dividend is not excessive and (iii) there is no self-dealing on the part of corporate officials. Citizens Utility Co., 84 FERC Paragraph 61,158 at 61,864 (1998); see also Entergy Gulf States, Inc., 118 FERC Paragraph 61,271 (2007); Cincinnati Gas and Electric Co., d/b/a Duke Energy Ohio and Union Light, Heat and Power Co., d/b/a Duke Energy Kentucky, 115 FERC Paragraph 61,250 (2006); Exelon Generation Co., LLC and Public Service Electric and Gas Co., 114 FERC Paragraph 61,317 (2006); Entergy Louisiana, Inc., 114 FERC Paragraph 61,060 (2006); Public Service Company of New Mexico, 93 FERC Paragraph 61,213 (2000); and New England Power Co. and Montaup Electric Co., 89 FERC Paragraph 61,266 (1999).

As indicated above, the FERC has never explicitly defined what is meant by “excessive.” The FERC’s interpretations of Section 305(a) have been provided in response to various public utilities having petitioned the FERC for a declaration as to the scope of Section 305(a) with regard to specific facts and transactions. Note that the FERC does not conclude that the Federal Power Act requires a public utility to obtain a waiver or an exception to Section 305(a) for those transactions to be permitted. Rather, the declarations are merely sought by petitioners out of an abundance of caution, given the vagueness of the statutory language of Section 305(a) and the significance of the contemplated transactions.

Below are three specific cases we have reviewed in which the FERC determined that a payment of a dividend from sources other than retained earnings was not “excessive,” or otherwise in violation of Section 305(a) of the Federal Power Act.

ALLETE, Inc. (ALLETE), 107 FERC paragraph 61,041 (2004)

ALLETE separated its wholly-owned subsidiary full-service automotive vehicle remarketing company (the auto company) from its regulated utility corporations through a distribution of all of the common stock that ALLETE held in the auto company. The distribution was to be accomplished as a tax-free stock dividend to ALLETE’s shareholders, who were to receive a proportionate share of the common stock of the auto company based on their relative ownership of ALLETE stock. Immediately following the distribution, the interests of ALLETE’s stockholders in the auto company and in ALLETE would be the same as they were immediately prior to the distribution. However, those interests would be represented by stock holdings in two separate companies instead of one. The FERC agreed the proposed transaction did not violate Section 305(a) because the source of the distribution was clearly defined and nothing indicated that the distribution was excessive.

FirstEnergy Corporation (FirstEnergy), 115 FERC Paragraph 61,269 (2006)

FirstEnergy’s principal source of revenue for the payment of dividends to its shareholders and for other expenses was the payment of dividends by its wholly-owned subsidiaries. FirstEnergy planned to have its operating companies pay dividends to FirstEnergy out of paid-in capital for several reasons:

(1)	First Energy indicated that various events, including mergers, sales and transfers of utility assets, corporate restructurings and capital contributions had resulted in inconsistent capital structures among its operating companies. Issuing dividends out of paid-in capital would enable the operating companies to realign their capital structures.

(2)	FirstEnergy explained that some of their operating companies had equity that was “far in excess of their long-term debt and was higher than these companies needed to retain investor confidence and attract new capital.”

(3)	FirstEnergy had $4.3 billion in unsecured debt outstanding, of which $1 billion was coming due in the near future. FirstEnergy maintained that its principal source of revenue was dividends from its subsidiaries; however, the retained earnings held by the operating companies would be insufficient to provide the funds First Energy needed to retire its upcoming debt payment of $1 billion related to Senior Notes.

The FERC agreed the proposed dividends did not violate Section 305(a) noting that each operating company that would pay a dividend had paid-in capital in excess of its needs; there was nothing to indicate that the dividends would be excessive; the equity ratio was and would remain above 35%; and the dividends would not have an adverse effect on the value of the shareholders interests.

National Grid plc (National Grid) and KeySpan Corporation (KeySpan), 117 FERC Paragraph 61,080 (2006)

Upon the acquisition of KeySpan by National Grid, the common equity of each of KeySpan’s subsidiaries was restated to reflect a portion of the purchase price. As part of the restatement, any retained earnings that KeySpan’s subsidiaries held before the transactions became common equity. The FERC concluded that KeySpan could pay dividends out of common equity as the dividends would not be excessive and the equity of KeySpan’s subsidiaries would not fall below 30%.

In the cited cases, the FERC did not view the payment of dividends from sources other than retained earnings as per se “excessive” dividends and made no findings to the contrary. In conclusion, we do not view the Federal Power Act provisions as imposing restrictions on net assets (as described in Rule 4-08(e)(3)) that would require the filing of Schedule I pursuant to Rule 5-04 of Regulation S-X.

You have also asked us to address whether the regulated nature of a public utility indicates that its holding company may not exercise the level of control that consolidated financial statements lead users to presume. As illustrated by the cases above, FERC has interpreted Section 305(a) in a manner affording regulated utilities great flexibility in declaring and paying dividends. Based on FERC’s actions and interpretations, Section 305(a) has not been interpreted to limit utility dividends to retained earnings or impose significant payment restrictions. In none of the cited cased were the dividends that were paid out of other than retained earnings found to be “excessive.” The spirit in which the FERC has applied the provisions of the Federal Power Act is consistent with Exelon’s view of its ability to pay dividends from its subsidiaries. Accordingly, as we disclose in the commitments and contingencies footnote of our 2007 Form 10-K, the Federal Power Act does not limit the ability of our subsidiaries to pay dividends sufficient to meet Exelon’s actual cash needs.

Exhibit 31-1 and 31-2

7.	We note that the wording in paragraph 4.d. differs from the wording in the certifications in Item 601(b)(31)(i) of Regulation S-K. Please revise to conform to the exact wording set forth in Item 601(b)(31(i) of Regulations S-K.

Response:

We understood the wording in the certifications in Item 601(b)(31)(i) to be written in the alternative, that is, for the first three quarters of the year the relevant clause in paragraph 4.d would be phrased “during the registrant’s most recent fiscal quarter”, while for the annual report the relevant clause would be phrased “during the registrant’s fourth fiscal quarter”. In future filings we will conform the wording in paragraph 4.d in the certifications to the wording in Item 601(b)(31)(i), so that the relevant clause will be phrased “during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of the annual report)”.

Definitive Proxy on Schedule 14A

Nonqualified Deferred Compensation page 48

8.	As requested in comment 11 in our letter dated August 21, 2007, please provide a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the fiscal year and the amounts reported in the aggregate balance at last fiscal year end previously were reported as compensation to the named executive officer in the summary compensation table for previous years. See the Instruction to Item 402(i)(2) of Regulation S-K.

Response:

In drafting and reviewing the compensation disclosure in the proxy statement, we inadvertently overlooked our agreement to provide footnote disclosure regarding the extent to which the deferred compensation is or has been reported in the summary compensation table, as requested in comment 11 of your letter dated August 31, 2007. In future proxy statements we will provide four footnotes with this disclosure. Note 1 will refer to the “executive contributions” column; note 2 to the “registrant contributions” column; note 3 to the “aggregate earnings” column; and note 4 to the “aggregate balance” column. To illustrate the form such footnotes will take, the footnote disclosure for the 2008 proxy statement would have been as follows:

Note 1. The amounts shown in this column are included in the amount of “Salary” compensation shown in column c of the Summary Compensation Table.

Note 2: The amounts shown in this column are included in the amount of “All Other Compensation” shown in column i of the Summary Compensation Table.

Note 3: The portion of the amounts shown in column d that represent “above-market earnings”, as specified by the IRS, are included in the earnings reported in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” shown in column h of the Summary Compensation Table. For Messrs. Crane and McLean the amounts reported were $39,150 and $1,322, respectively.

Note 4: The amounts shown in this column include amounts that were deferred in previous years and reported as compensation to the NEO as either base salary, for the case of executive contributions; all other compensation, for the case of registrant contributions; stock awards, under long term compensation; or non-qualified deferred compensation earnings, for above market earnings. For Messrs. Rowe, Skolds, Young, and Mehrberg, all deferred amounts, other than earnings, have been previously reported as compensation. For Messrs. Crane and McLean, amounts deferred since 2007 have been reported as compensation in Exelon filings. For Messrs. Crane and McLean amounts deferred in 2002 and 2003, respectively, through and including 2006 were reported as compensation in Generation filings.

Name	Previously Disclosed Executive Contributions	Previously Disclosed Registrant Contributions	Previously Disclosed Stock Contributions	Previously Disclosed Non-Qualified Deferred Compensation Earnings	Total of Deferred Compensation Previously Disclosed
	(B)	(C)	(D)	(E)	(F)
(A)	($)	($)	($)	($)	($)
Rowe	$481,999	$423,401	$6,178,297	$0	$7,083,697
Young	392,719	67,534	0	0	460,253
Mehrberg	748,283	95,813	2,432,555	0	3,276,651
Crane	1,413,553	95,923	71,648	96,487	1,677,611
McLean	56,643	56,643	87,345	2,399	203,030
Skolds	313,574	121,656	1,255,147	0	1,690,377

*    *    *    *

Exelon acknowledges that:

•	Exelon is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Exelon may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at (312) 394-4736.

Very truly yours,

/s/ Duane M. DesParte
Duane M. DesParte
Vice President and Corporate Controller
Exelon Corporation